Exhibit 99.2

PETAQUILLA MINERALS LTD.

For nine months ended February 28, 2011 and nine months ended February 28, 2010

Management Discussion and Analysis Of
Results of Operations and Financial Condition

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the nine months ended February 28, 2011 which have been prepared on the basis of available information up to April 13, 2011. Management’s discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the year ended May 31, 2010 and year ended May 31, 2009.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the interim periods ended February 28, 2011, and 2010.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs, Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measure unit cash cost per ounce sold. This non-GAAP performance measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using GAAP. More specifically, Management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.

Total cash cost includes mine site operating costs such as mining, processing, administration and royalties but is exclusive of amortization, depletion, reclamation, capital costs, exploration costs and corporate administration costs.

OVERALL PERFORMANCE

Business Overview

PTQ is a Canadian-based junior gold production and exploration company with all of its activities located in Panama.

PTQ’s growth strategy has been to establish a gold production base from the development of its 100% owned Molejon deposit located within the Cerro Petaquilla Concession. In addition, PTQ plans to continue to evaluate gold development projects and/or related production possibilities by means of internal development of its mineral assets or growth through acquisition or merger of assets with companies having either production or advanced development stage gold projects. As part of this defined strategy, the Company has entered into a binding letter of intent with Iberian Resources Corp. (“Iberian), pursuant to which the Company proposes to acquire all of the outstanding shares of Iberian. Iberian owns 100% of the Lomero Poyatos mine, located about 110 kilometres northeast of Seville, in the heart of the Iberian Pyrite Belt, and also owns several other exploration licenses in Iberia. This proposed transaction is subject to, among other things, negotiating and entering into definitive agreements between the parties and obtaining appropriate approvals from the Toronto Stock Exchange and shareholders of both the Company and Iberian.

The Company received its operating permit from the Government of Panama on November 18th, 2009, authorizing the Company to proceed to commercial production. The Company achieved commercial production on January 8th, 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Production of gold mined during the third quarter of the fiscal year showed a 19% increase comparing to the second quarter of the fiscal year. This improvement in gold mining represented a 49% increase on gold stockpiled accelerating the process of stockpiling for the heap leach project that is forecasting to start up production during the second quarter of fiscal year 2012.

Construction of the walls for the first section of tailings pond #1 was completed during the first quarter of 2011. Construction of stage 1-c of tailing pond #1 is in progress and will extend over a period of 4 months.

Pre-stripping at the mine with an increase in the blasting activity have progressed during the third quarter of the fiscal year at the Main Zone area of the open pit and are anticipating the availability of 245,000 tones of ore with 3.04 g/t of gold contained, meaning approximately 24,000 ounces of gold that is going to be processed at the Plant.

On the heap leach project side, during the third quarter of fiscal year the low grade ore inventory continued increasing its levels for future needs derived from this project and the final engineering and design stage for construction and operation of this project has been started and is being completed by independent consultants including Metcon Research (an affiliate of KD Engineering Ltd.), Knight Piesold Ltd. and Gramsa SA, all working in conjunction with the Company’s mine site personnel.

Within the Company’s annual review of its resources and reserves, during the quarter ended on February 28, 2011, the Company has completed Phase 1 of its National Instrument 43-101 compliant mineral resource and reserve update for its Molejon Project. As a result of this review, an increase of 61% has been achieved over the last calculated reserve as of the October 1, 2010, production cut-off. This increase in proven and probable reserves represented an addition of 99,961 ounces of gold (1.39Mt @ 2.22 g/t Au). In line with this, the Company also started to study the economic value of its silver reserves that currently are contained within the open pit of Molejon Project and that were not included in the original Feasibility Study. Preliminary results show a total of 18.3Mt @ 2.68 g/t Ag, representing 1.6M ounces of silver. As of February 28, 2011, London fix price for silver was at $33.49 per ounce.

Regarding the financing activities, during the third quarter of fiscal year a private placement offering of CAD $32,000,000 has been approved by Company’s shareholders. Funds received from this private placement have been applied to the settlement of senior and convertible secure notes. Full redemption of the outstanding notes will reduce annual interest expenses by approximately US$11 million.

In addition, during the quarter ended on February 28, 2011, exercise of warrants and options in amount of $5,756,845 increased the cash position of the Company, which as of the end of Q3 2011 was in amount of $9,737,816, representing an increase of 47% compared to May 31, 2010. In addition, after February 28, 2011 500,000 warrants were exercised representing a positive cash inflow of $325,000 for the Company.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

During the quarter ended February 28, 2011, the Company delivered 1,500 ounces of gold to Deutsche Bank AG, corresponding to the agreed terms and conditions of the Forward Gold Purchase Agreement signed during the current fiscal year.

As a consequence of financing and operating activities, a significant improvement in the balance sheet has been achieved as of February 28, 2011, showing a 16% reduction in total debt, an increase of 21% in total assets and a 156% increase in shareholders’ equity, all compared to May 31, 2010. In addition, net income for the third quarter of the fiscal year 2011 has achieved a profit of $2,109,484. This net income for the three months period ended on February 28, 2011 is derived from an increase of 69% in revenue with a result of an 89% increase in Company’s cash margin compared to the same three months period of fiscal year 2010. These improvements have been partially offset by an increase of 21% in expenses, mainly due to the increase of 207% in exploration and development efforts. Under the IFRS transition project, the Company will expect to capitalize its investment in exploration and development activities starting fiscal year 2012.

In connection with the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”), during the third quarter of the fiscal year has begun to receive the first group of heavy equipment acquired through the long term debt facility with a leading financial institution in Panama. This equipment will be incorporated into the operations of PDI Panama in order to provide the Company’s gold mining operation with the capacity needed to increase its daily mining rate from the level of 7,500t to 40,000t as required for the construction and stock pile of ore for the heap leach operation. The increase in operational capacity is part of PDI’s plan to advance its spin-out from Petaquilla Minerals. Additional deliveries of heavy equipment representing approximately $17 million financing from suppliers and Panamanian banks will take place until June 2011. This will further strengthen PDI Panama’s capacity to extract and deliver construction grade aggregates from the Company’s Molejon gold mine as well as to mobilize additional resources for the Company’s ongoing exploration projects at its satellite concessions.

OPERATING RESULTS

	Q3 2011	Q2 2011	Q1 2011
Gold mined and poured – ounces	27,444	25,070	16,518
Gold sales – ounces	13,880	13,166	12,211
Average realized gold price (per ounce)	$1,362	$1,346	$1,206
Cash cost per ounce of gold sold(*)	$729	$740	$825

(*) Certain operational expenses incurred in the development of specific areas within the Molejon District are subject to a capitalization analysis under IFRS transition project, starting on fiscal year 2012.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Gold mined and poured as of the end of Q3 2011 has increased 9% (2,374 ounces) against production as of the end of Q2 2011. Gold mined has increased gold in stockpiles in 49% comparing to gold stockpiled as of the end of Q2 2011. Gold poured during Q3 2011 essentially has been flat comparing to previous quarter with some maintenance activity at the Plant and seasonable rain weather as predicted in our forecast model. Daily throughput of ore for Q4 2011 has been boosted 27% compared to Q3 2011. Unit cash cost per ounce of gold sold for Q3 2011 has been reduced in 1.4% comparing to previous quarter basically due to an increase of 5% in ounces of gold sold.

The following table provides a reconciliation of cash costs per ounce of gold sold to total cost of sales per the consolidated financial statements:

	Q3 2011	Q2 2011	Q1 2011
Cost of sales	$10,368,901	$9,996,879	$10,292,893
Less credit for silver sold	($253,519)	($252,125)	($216,205)
Ounces of gold sold	13,880	13,166	12,211
Cash cost per ounce of gold sold	$729	$740	$825

SELECTED FINANCIAL INFORMATION

Key Financial Data (000’s)	Q3 2011	2011 (*)	2010	2009	2008

Revenue	$19,235	$51,903	$27,828	$-	$-
Net income (loss) for the period	2,109	(9,332)	(26,982)	(21,100)	(21,656)
Earnings (loss) per share – basic and diluted	0.01	(0.07)	(0.25)	(0.22)	(0.23)
Working capital (deficit)	(23,884)	(23,884)	(87,329)	(24,386)	(3,714)
Long term liabilities	49,277	49,277	5,219	60,728	39,276
Total Liabilities	85,568	85,568	101,615	90,464	56,602
Cash position	9,738	9,738	6,626	4,283	13,520
Total Assets	97,467	97,467	80,262	81,544	71,208

(*) for the nine months period ended February 28, 2011

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011 COMPARED TO THE NINE MONTHS ENDED FEBRUARY 28, 2010

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in United States dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

Revenue and cost of sales

Metal sales were $51,903,005 and cash cost of sales was $30,658,673 during the nine months ended February 28, 2011. Due to commercial production started on January 8, 2010, the results of operations for the nine months ended February 28, 2010 include only two months of revenue and operating costs. Prior to the attainment of commercial production, all revenue and operating costs associated with the commissioning of the mill were capitalized as part of mineral properties.

Amortization and depletion

Amortization of production equipment and depletion of mineral properties were $7,898,534 for the nine months ended February 28, 2011 compared to $1,683,201 for the nine months ended February 28, 2010. The difference is explained on the fact that during the pre-operating period, amortization of production equipment was capitalized to mineral properties until the start of commercial production on January 8, 2010. Depletion of mineral reserves commenced on the date of commercial production and is being charged over the life of the mine using the unit-of-production method.

Expenses

During the nine months ended February 28, 2011, expenses increased by $6,084,812 to $(18,707,871) compared to $(12,623,059) for the nine months ended February 28, 2010. The increase in expenses is largely due to:

  An increase of $2,061,632 in transaction fees for forward sale agreement. Transaction fees for forward sale agreement were $2,061,632 for the nine months ended February 28, 2011, compared to Nil for the nine months ended February 28, 2010. This increase was due to the costs associated with the Deutsche Bank Forward Gold Purchase Agreement, which were expensed in accordance with the Company’s accounting policy (See note 24 to Interim Consolidated Financial Statements).

  An increase of $4,191,087 in exploration and development costs. Exploration and development costs were $6,624,851 for the nine months ended February 28, 2011 compared to $2,433,764 for the nine months ended February 28, 2010. This increase was due to the increased exploration activity on the Oro del Norte property, located near Molejon. Approximately 95% of the exploration and development costs incurred in the current period relates to work performed on the Oro del Norte property.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  An increase in Donations and community relations of $511,623. Donations and community relations of $1,215,521 were incurred for the nine months ended February 28, 2011 compared to $703,898 for the nine months ended February 28, 2010. This increase was due to the Company’s commitment funding to Fundacion Petaquilla promoting a sustainable development culture, administering social programs in the area around the Molejon property.

  An increase in office administration of $358,852. Office administration costs were $1,603,518 for the nine months ended February 28, 2011, compared to $1,244,666 for the nine months ended February 28, 2010. This increase is due to up to commercial production started, all of Panama Desarrollo De Infraestructuras, S.A. (formerly Petaquilla Hidro S.A.) costs were capitalized to mineral properties.

The increase in expenses was partially offset by:

  A decrease in stock based compensation expenses of $158,798. Stock based compensation expenses were $822,939 for the nine months ended February 28, 2011, compared to $981,737 for the nine months ended February 28, 2010. The decrease was due to a lower amount of options issued during fiscal year 2011.

  A decrease in travel expenses of $190,247. Travel expenses were $556,948 for the nine months ended February 28, 2011, compared to $747,195 for the nine months ended February 28, 2010. Travel expenses were higher in the prior year due to a significant number of Shareholder and Board activities.

  A decrease in debt issuance costs of $305,326. Debt issuance costs were $301,769 for the nine month ended February 28, 2011, compared to $607,095 for the nine months ended February 28, 2010. This reduction is in line with the strategy of the Company on the reduction of its debt.

Other Income (Expense)

Other income (expense) for the nine months ended February 28, 2011, decreased by $6,602,899 to $(3,969,652) compared to $(10,572,551) for the nine months ended February 28, 2010. This decrease was due to:

  A decrease in the mark-to-market loss on senior secured notes and convertible senior secured notes of $3,553,726. The mark-to-market loss on senior secured notes and convertible senior secured notes was $(6,825,419) for the nine months ended February 28, 2011 compared to $(10,379,145) for the nine months ended February 28, 2010.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  A decrease of $37,191 in interest on long-term debt. Interest on long-term debt was $218,072 for the nine months ended February 28, 2011, compared to $255,263 for the nine months ended February 28, 2010. The decrease in interest on long-term debt is due to the termination of some capital leases during the nine months ended on February 28, 2011.

  An increase of $3,063,394 in power and drilling services. During the nine months ended February 28, 2011 the agreement for deferred services between the Company and Minera Panama S.A. has expired, and as a consequence of this termination and following the legal opinion of the Company’s lawyer, the outstanding balance regarding the obligation derived from this contract was recorded as other income during the nine months ended February 28, 2011.

The decrease in other income (expense) was partially offset by:

  An increase of $346,702 in foreign exchange gain. The foreign exchange for the nine months ended February 28, 2011 was a gain of $258,038, compared to a loss of $(88,664) for the nine months ended February 28, 2010.

  An increase of $399,662 in costs associated with forward sales agreement. The cost associated with forward sales agreement for the nine months ended February 28, 2011 was $(399,662), compared to Nil for the nine months ended February 28, 2010. This cost is derived from the accretion of the implicit portion of interest included in the forward gold sales agreement signed with Deutsche Bank AG during the nine months ended February 28, 2011.

The net loss and comprehensive loss for the nine months ended February 28, 2011 was $(9,331,725) or $(0.07) per basic and diluted share compared to a net loss and comprehensive loss of $(20,188,142) or $(0.20) per basic and diluted share for the nine months ended February 28, 2010.

Cash Flow

Operating Activities

There was a net cash inflow from operations of $42,145,162 during the nine months ended February 28, 2011. This compares to a cash outflow of $(6,502,618) during the nine months ended February 28, 2010. This significant improvement is derived from a better operational performance, reflected in a lower net loss for the nine months ended February 28, 2011 and, as we explain in the following topic, the pre-sale of 66,650 ounces of gold to Deutsche Bank AG within the Forward Gold Purchase Agreement signed during the nine months period ended February 28, 2011.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Financing Activities

There was a net cash outflow of $(31,062,814) from financing activities during the nine months ended February 28, 2011. This compares to a cash outflow of $(436,230) during the nine months ended February 28, 2010. This net application of funds is basically connected with the strategy of the Company to reduce its debt and, as a consequence, reduce its future interest cost and improve its liquidity and working capital.

Proceeds from the exercise of warrants and options provided $11,908,220 for the nine months ended February 28, 2011 compared to Nil for the nine months ended February 28, 2010.

Repayment of senior secured notes and convertible senior secured notes was $(70,305,622) for the nine months ended February 28, 2011 compared to $(6,200,000) for the nine period ended February 28, 2010. These increases in outflows were offset by the inflow from issuance of shares of $31,976,036 in accordance with the private placement offering occurred during the nine months period ended February 28, 2011.

Investing Activities

There was a net cash outflow of $(9,492,024) for the nine months ended February 28, 2011, compared to a net cash inflow of $5,992,921 for the nine months ended February 28, 2010.

Acquisition of property and equipment was $(2,314,049) for the nine months ended February 28, 2011 compared to $(2,067,227) for the nine months ended February 28, 2010.

During the nine months ended February 28, 2011 there was an increase in short and long term investments of $2,440,000 compared to Nil for the nine months ended February 28, 2010. This reflects the improvement in cash position of the Company as at February 28, 2011. The increase was due mainly to a term deposit related to the credit line facility agreement signed with Global Bank during the nine months ended February 28, 2011.

An increase in advanced to suppliers resulted in a cash outflow of $(1,558,859) for the nine months ended February 28, 2011 compared to an inflow of $902,421 during the prior nine months period.

Investment in mineral properties for the nine months ended February 28, 2011 resulted in a cash outflow of $(3,388,618), compared to $7,157,727 for the nine months ended February 28, 2010.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 COMPARED TO THE THREE MONTHS ENDED FEBRUARY 28, 2010

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in United States dollars unless otherwise indicated.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

Revenue and cost of sales

Metal sales were $19,235,284 and cash cost of sales was $10,368,901 during the three months ended February 28, 2011. This represent a cash margin for the three months ended February 28, 2011 of $8,866,383, compared to $4,690,669 for the three months ended February 28, 2010. This means an improvement of 89% in the cash margin of the Company during the three months ended February 28, 2011.

Amortization and depletion

Amortization of production equipment and depletion of mineral properties were $2,604,307 for the three months ended February 28, 2011 compared to $1,683,201 for the three months ended February 28, 2010. During the pre-operating period, amortization of production equipment was capitalized to mineral properties until the start of commercial production on January 8, 2010. Depletion of mineral reserves commenced on the date of commercial production and is being charged over the life of the mine using the unit-of-production method.

Expenses

Expenses for the three months ended February 28, 2011, increased by $996,115 to $(5,838,770) compared to $(4,842,655) for the three months ended February 28, 2010. The increase in expenses is primarily due to:

  An increase of $1,314,738 in exploration and development costs. Exploration and development costs were $1,948,562 for the three months ended February 28, 2011 compared to $633,824 for the three months ended February 28, 2010. This was due to the increased exploration activity on the Oro del Norte property, located near Molejon.
  Approximately 95% of the exploration and development costs incurred in the current period relates to work performed on the Oro del Norte property.

  An increase of $349,916 in donations and community relations. Donations and community relations were $542,054 for the three month period ended February 28, 2011, compared to $192,138 for the three month period ending February 28, 2010. This increase was due to the Company’s commitment funding to Fundacion Petaquilla promoting a sustainable development culture, administering social programs in the area around the Molejon property.

The increase in expenses was partially offset by:

  A decrease in wages and benefits of $172,256. Wages and benefits were $935,579 for the three months period ending February 28, 2011, compared to $1,107,835 for the three months period ending February 28, 2010. The decrease is due to less administrative and management personnel during the three months period ending February 28, 2011 compared to same period of the last year.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  A decrease in consulting fees of $319,262. Consulting fees were $158,561 for the three months period ending February 28, 2011, compared to $477,823 for the three months period ending February 28, 2010. The decrease is due to during the previous three months period ended February 28, 2010 consulting regarding the start up of commercial production has been expensed and after one year of commercial production, needs for consulting have decreased.

  A decrease in stock-based compensation of $278,893. Stock-based compensation was $543,046 for the three months period ending February 28, 2011, compared to $821,939 for the three months period ending February 28, 2010. The decrease is due to a lower amount of stock options issued.

Other income (expense)

During the three months ended February 28, 2011, other expense decreased by $5,464,797 to an income of $1,686,178 compared to an expense of $(3,778,619) for the three months ended February 28, 2010. The decrease in other expense is largely due to:

  A lower effect on the valuation mark-to-market over senior secured notes (“Notes”) and convertible senior secured notes (“Convertible Notes”) of $2,129,644.

  An increase of $3,123,394 in power and drilling services. During the nine months ended February 28, 2011 the agreement for deferred services between the Company and Minera Panama S.A. has expired, and as a consequence of this termination and following the legal opinion of the Company’s lawyer, obtained during the three months period ended February 28, 2011 the outstanding balance regarding the obligation derived from this contract was recorded as other income during the three months ended February 28, 2011.

  An increase of $481,776 in foreign exchange gain. The foreign exchange gain for the three months ended February 28, 2011 was $469,400, compared to a loss of $12,376 for the three months ended February 28, 2010.

The decrease in other expense was partially offset by:

  An increase of $399,662 in cost associated with forward sales agreement. The cost associated with forward sales agreement for the three months ended February 28, 2011 was $(399,662), compared to Nil for the three months ended February 28, 2010. This cost is derived from the accretion of the implicit portion of interest included in the forward gold sales agreement signed with Deutsche Bank AG.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The net income for the three months ended February 28, 2011 was $2,109,484, representing a basic and diluted earnings per share of $0.01, compared to a net loss and comprehensive loss of $(5,613,806) or $(0.05) per basic and diluted share for the three months ended February 28, 2010.

Cash Flow

Operating Activities

There was a net cash inflow from operations of $2,348,724 during the three months ended February 28, 2011. This compares to a cash outflow of $(1,014,104) during the three months ended February 28, 2010. The better operational performance, increase in gold price and a more effective cost control are the main reasons for this improvement in cash flow provided by operating activities.

Financing Activities

There was a net cash inflow of $5,104,459 during the three months ended February 28, 2011. This compares to a cash inflow of $3,072,965 during the three months ended February 28, 2010.

Proceeds from the exercise of warrants and options provided $5,756,845 for the three months ended February 28, 2011 compared to Nil for the three months ended February 28, 2010.

Proceeds from issuance of shares were $31,976,036 for the three months ended February 28, 2011 compared to $11,980,328 for the three months ended February 28, 2010. These proceeds were applied to the repayment of senior secured notes and convertible senior secured notes in amount of $(30,355,622) during the three months ended February 28, 2011. Related share issuance costs of $(2,054,030) were incurred during the three months ended February 28, 2011, compared to $(566,412) for the three months ended February 28, 2010.

Proceeds of long term debt of $1,150,000 for the three months ended February 28, 2011, compared to Nil for the three months ended February 28, 2010, have been applied to advance to suppliers.

Investing Activities

There was a net cash outflow of $(8,241,245) during the three months ended February 28, 2011, compared to a cash outflow of $(104,723) during the three months ended February 28, 2010.

Acquisition of property and equipment resulted in an outflow of $(1,777,417) for the three months ended February 28, 2011 compared to $(913,664) for the three months ended February 28, 2010.

During the three months ended February 28, 2011 there was a decrease in restricted cash of $650,171 compared to Nil for the three months ended February 28, 2010. The decrease was due to a restricted balance in an operating bank account expiring during the quarter.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

An increase in deposits advanced to suppliers resulted in a cash outflow of $(1,285,381) for the three months ended February 28, 2011 compared to an inflow of $52,189 for the same period of previous fiscal year.

Investment in mineral properties for the three months ended February 28, 2011 resulted in a cash outflow of $(3,388,618), compared to an inflow of $756,752 for the three months ended February 28, 2010.

SUMMARY OF QUARTERLY RESULTS

	2011	2010	2010	2010
	February 28	November 30	August 31	May 31
	Q3	Q2	Q1	Q4

Metal sales	$19,235,284	$17,723,505	$14,944,216	$16,420,121

Cash cost of sales	(10,368,901)	(9,996,879)	(10,292,893)	(9,806,015)

	8,866,383	7,726,626	4,651,323	6,614,106

Depletion and amortization	(2,604,307)	(2,686,809)	(2,553,404)	(3,156,219)

Loss on notes	(1,508,761)	(2,120,354)	(3,196,304)	(5,710,264)
Wages and benefits	(935,579)	(887,232)	(872,439)	(612,650)
Stock-based compensation	(543,046)	(96,336)	(183,557)	(369,369)
Exploration and development	(1,948,562)	(2,351,318)	(2,324,971)	(1,870,539)
Foreign exchange gain (loss)	469,400	(184,725)	(26,637)	(4,495)
Debt issuance costs	(99,090)	(3,988,012)	(76,299)	(6,149)
Administration and other	413,046	(2,519,541)	(1,596,275)	(1,678,361)

Net income / (loss)	$2,109,484	$(7,107,701)	$(6,178,563)	$(6,793,940)

Earnings / (Loss) per share – basic and diluted	$0.01	$(0.06)	$(0.05)	$(0.05)

	2010	2009	2009	2009
	February 28	November 30	August 31	May 31
	Q3	Q2	Q1	Q4

Metal sales	$11,407,814	-	-	-
	(6,717,145)	-
Cash cost of sales			-	-
	4,690,669	-	-	-

	$(1,683,201)	-
Depletion and amortization			-	-
Loss on notes	(3,638,405)	$(3,238,629)	(3,457,110)	(5,046,426)
Wages and benefits	(1,107,835)	(1,064,528)	(643,458)	(439,111)
Stock-based compensation	(821,939)	(118,413)	(41,385)	113,788
Exploration and development	(633,824)	(685,054)	(1,114,886)	(1,644,553)
Foreign exchange	(12,376)	(68,291)	(7,997)	521,354
Debt issuance costs	(14,750)	(592,345)	-	(2,227,554)
Administration and other	(2,392,145)	(1,736,545)	(1,760,695)	(2,547,353)

Net (loss) earnings	$(5,613,806)	$(7,548,805)	$(7,025,531)	$(11,269,855)

(Loss) per share – basic and diluted	$(0.05)	$(0.08)	$(0.07)	$(0.12)

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

During the three month ended February 28, 2011, a private placement offering of $32,000,000 Canadian has been approved by Company’s shareholders. Funds received from this private placement have been applied to the settlement of senior and convertible secure notes. Full redemption of the outstanding notes will reduce annual interest expenses by approximately $11 million.

As of February 28, 2011 the financial situation of the Company has improved significantly comparing to May 31, 2010. Cash on hand plus short and long term investment have increased $3,111,682 to $9,737,816 as of February 28, 2011, compared to $6,626,134 as of May 31, 2010. This represents an increase of 47% in the cash position. In addition, liquidity ratio as of February 28, 2011 has improved a 278% compared to May 31, 2010, making a reduction on the working capital deficiency of $63,445,498. This improvement represents as of February 28, 2011 a 73% reduction in working capital deficiency compared to May 31, 2010. As of February 28, 2011 working capital deficiency was $23,883,856 compared to $87,329,354 as of May 31, 2010. Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

Total Liabilities of the Company as of February 28, 2011 have decreased $16,047,213 to $85,568,097 compared to $101,615,310 as of May 31, 2010. This represents a 16% decrease in the obligations of the Company. On the other hand, as of February 28, 2011, total Assets of the Company have increased $17,204,410 to $97,466,605, compared to $80,262,195 as of May 31, 2010. Regarding Shareholders’ Equity, as of February 28, 2011 it has increased 156% to $11,898,508 compared to a shareholders’ equity deficiency of $21,353,115 as of May 31, 2010. This significant improvement in terms of equity was due to the private placement offering of $32,000,000 Canadian and the exercise of warrants and options during the nine months period ended February 28, 2011, partially offset by the net loss of $9,331,725 for the nine months period ended February 28, 2011.

As of February 28, 2011 the Company has accumulated an operating deficit of $156,088,743 (May 31, 2010 - $146,757,018). However, during the three months period ended February 28, 2011 the Company has obtained, for the first time since commercial production has achieved, a net income of $2,109,484. This represents an increase of $7,723,290 compared to the net loss for the three month period ended February 28, 2010. This significant achievement was derived mainly from an improvement of $4,175,714 in the cash margin of the Company and a reduction of $2,129,644 in the cost of the senior and convertible secured notes.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

CONTRACTUAL AND OTHER OBLIGATIONS

	Less than 1				More than 5
	Year	2 Years	3 Years	4-5 Years	Years
Office lease	$118,659	$40,000	Nil	Nil	Nil
Equipment lease	$1,384,245	Nil	Nil	Nil	Nil
Senior secured notes	$259,638	$400,303	$360,550	$2,504,662	Nil
Convertible senior secured notes	$329,911	$508,649	$458,136	$3,182,570	Nil
Long term debt	$237,681	$253,991	$236,999	$511,469	Nil
Fundacion Petaquilla	$1,200,000	$1,200,000	$1,200,000	$2,400,000	$2,400,000
Forward Gold Purchase Agreement	$7,757,689	$11,525,131	$12,031,508	$12,335,334	Nil

Asset retirement obligation	Nil	Nil	Nil	Nil	$7,312,356

The Company has committed funding of $100,000 per month to Fundacion Petaquilla for the life of the Molejon mine. Fundacion Petaquilla promotes a sustainable development culture, administering social programs in the area around the Molejon property.

CONTINGENCIES

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates $1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional $934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. On February 14, 2011, the Supreme Court of the Republic of Panama declared that the fine imposed by ANAM on the Company rendered ineffective. The Company has accepted the Government of the Republic of Panama’s position, and therefore, no fine has been recorded.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

2)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after February 28, 2011 the Government of Panama formally requested to the National Assemble to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current year would be an increase in cost of sales of $1,025,840 and an increase in accounts payable of $1,608,628. As at February 28, 2011 the Company has within its cash position the required funds to meet such possible obligation.

3)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to mediation in fiscal 2012. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

4)

On October 6, 2010 Pro-Con Industries, Inc. filed a claim in the Los Angeles Superior Court against Petaquilla Minerals S.A. for breach of written contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship. The claim seeks damages in excess of $600,000 in addition to punitive damages and attorney fees. The case was dismissed on January 10, 2011, as the plaintiff failed to effect service.

5)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

CAPITAL STOCK

At April 13, 2011, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

As at February 28, 2011, an aggregate of 175,823,251 common shares were issued and outstanding of which 44,200 were repurchased. As at April 13, 2011, an aggregate of 176,379,501 common shares were issued and outstanding, of which 44,200 were repurchased.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

						Accumulated
	Number					Other
	of Common	Amount of	Treasury Shares	Contributed		Comprehensive	Accumulated
	Shares	Common Shares	(1)	Surplus	Warrants	Loss	Deficit

Balance as at May 31, 2008	95,958,641	$89,002,273	$(122,193)	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)

Exercise of stock options	81,480	206,395	-	(168,732)	-	-	-
Stock-based compensation	-	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	-	706,802	-	-
Expiration of warrants	-	-	-	263,263	(263,263)	-	-
Warrant issue costs	-	-	-	-	(102,546)	-	-
Repricing of senior secured note warrants	-	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	-	(4,648,716)	-

Balance as at May 31, 2009	96,040,121	$89,208,668	$(122,193)	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)

Non-brokered private placements, net of finders’ fees	28,000,080	12,226,321	-	-	319,736	-	-
Exercise of stock options	768,750	542,201	-	(187,487)	-	-	-
Stock-based compensation	-	-	-	1,351,106	-	-	-
Expiration of warrants	-	-	-	1,158,992	(1,158,992)	-	-
Exercise of warrants	473,000	357,807	-	-	(60,429)	-	-
Net loss	-	-	-	-	-	-	(26,982,082)

Balance as at May 31, 2010	125,281,951	$102,334,997	$(122,193)	$16,219,808	$13,209,412	$(6,733,242)	$(146,757,018)

Non-brokered private placement, net of finders’ fees	32,000,000	29,934,542	-	-	-	-	-
Private placement warrants issued	-	(19,360,365)	-	-	19,360,365	-	-
Exercise of warrants	18,053,800	11,655,067	-	-	-	-	-
Costs of warrants exercised	-	3,872,522	-	-	(3,872,522)	-	-
Exercise of stock options	487,500	395,015	-	(224,215)	-	-	-
Stock-based compensation	-	-	-	822,939	-	-	-
Net loss	-	-	-	-	-	-	(9,331,725)

Balance as at February 28, 2011	175,823,251	$128,831,778	$(122,193)	$16,818,532	$28,697,255	$(6,733,242)	$(156,088,743)
(1) 44,200 common shares

PTQ had the following share purchase warrants outstanding as at April 13, 2011:

Number of Warrants	Exercise
Outstanding	Price (CAD$)	Expiry Date
250,000	1.54	October 4, 2011
9,174,605	1.54	October 17, 2011
3,964,000	0.65	May 21, 2013
846,000	0.65	June 4, 2013
2,100,042	0.85	May 21, 2012
23,399,402	1.45	December 13, 2013
6,100,598	1.45	January 7, 2014
2,500,000	1.45	January 26, 2014
48,334,647

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The following summarizes information about the stock options outstanding as at April 13, 2011:

Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
118,800	0.26	July 11, 2011
762,262	1.05	January 15, 2012
755,208	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
300,000	0.52	December 1, 2013
2,800,000	0.23	November 18, 2014
425,000	0.87	January 5, 2015
425,000	0.57	March 25, 2015
350,000	0.53	April 30, 2015
65,000	0.48	May 13, 2015
685,000	0.75	November 1, 2015
75,000	1.00	November 29, 2015
510,000	1.11	December 21, 2015
25,000	0.93	April 6, 2016

7,446,270

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the nine months ended February 28, 2011:

a)	The Company paid fees of $730,000 to a company controlled by the Chairman (nine months ended February 28, 2010 – $356,447).

b)	The Company paid for goods and services of $154,019 (nine months ended February 28, 2010- $79,434) to companies controlled by the Chairman.

c)	The company paid fees of $14,800 (nine months ended February 28, 2010 – nil) to a company controlled by a Director.

At February 28, 2011, excluding related party Notes and related party Convertible Notes (Notes 14 and 15), $12,275 was owed to related parties.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

SUBSEQUENT EVENTS

Subsequent to February 28, 2011 the following events took place:

1)	500,000 warrants were exercised.

2)	56,250 stock options were exercised and 25,000 stock options were granted.

3)

On March 18, 2011, the Company paid interest accrued since the last payment made on February 8, 2011, in amount of $47,413 and $60,245 for the outstanding balances of principal and premium of Notes and Convertible Notes, respectively.

4)

On March 18, 2011, an additional $550,000 was subscribed to from the long term financing with Global Bank of Panama at 6% per annum, in addition to the amount of $1,150,000 that was already subscribed to as at February 28, 2011, according to it has been mentioned in note 11.

5)

On April 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Iberian Resources Corp. (“Iberian”) pursuant to which the Company proposes to acquire all of the outstanding shares of Iberian (the “Proposed Transaction”).

Iberian is a private British Columbia company that owns 100% of the Lomero Poyatos mine through its wholly-owned Spanish affiliate Corporacion de Recursos Iberia S.L. Lomero Poyatos is located about 110 kilometres northeast of Seville, in the heart of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates, and soon expects to receive a small scale mining license for its Banjas concession in Portugal.

Pursuant to the terms of the LOI, it is proposed that each common share of Iberian will be exchanged for 1.3 common shares of the Company, which will result in 39,205,906 additional shares being issued by the Company, valuing the transaction at approximately $41 million. This corresponds to the low-end value of Behre Dolbear's independent valuation of Lomero Poyatos. The Company currently has 176,379,501 common shares issued and outstanding.

Iberian currently has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of US$0.14 to US$0.60 per common share. Subject to the terms of the warrants and applicable law, the LOI provides that each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, will be exchangeable for a warrant of the Company, which in turn will be exercisable for 1.3 common shares of the Company; and (ii) insiders of Iberian, being 1,080,672 warrants, will be exchangeable for a warrant of the Company, which in turn will be exercisable for one common share of the Company, all for the same exercise price provided under the original Iberian warrant.

Iberian currently has options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the Proposed Transaction, subject to obtaining all necessary approvals, it is anticipated that such options will become options to purchase an aggregate of 3,357,313 common shares of the Company at the exercise prices provided under the current Iberian options.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The Proposed Transaction is subject to, among other things, negotiating and entering into definitive agreements between the parties and obtaining appropriate approvals from the Toronto Stock Exchange and shareholders of both, the Company and Iberian.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses reported during the period. Actual results could differ from these estimates.

Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, recoverability of accounts receivable and investments, estimates of the useful life of properties and equipment, the future cost of asset retirement obligations, the amount and likelihood of contingencies, the discount rate used for valuation of senior secured and convertible senior secured notes, the valuation allowance for future income tax assets and the accounting for stock-based compensation and warrants.

Mineral Property Costs

Exploration and development costs are expensed until such time as reserves are proven and financing to complete development has been obtained. Acquisition costs of mineral properties and tangible development costs incurred thereon are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to fair value if carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made.

Prior to the attainment of commercial production, all revenues from metal sales and all production and selling costs related to those sales are capitalized as part of mineral properties. After the start of commercial production, all revenue and applicable costs are recorded in the consolidated statement of operations. The start of commercial production is defined as the point in time when 70% of the designed production capability is achieved and this is maintained for thirty consecutive days.

Senior Secured Notes

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments –Recognition and Measurement”, HB 3862 “Financial Instruments – Disclosure” and HB 3863 “Financial Instruments – Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants. On the valuation dates, the value of the Notes was calculated to be $58,474,937 and the amount allocated to the warrants was $1,525,063. Prepaid interest of $9,000,000 was applied as a reduction of the Notes. The liability component was initially estimated as approximating the value of a two-three months bond with no put or call features using a discount rate of 26.65%. The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading. At February 28, 2011, the Notes have been adjusted to their fair market value of $3,525,153 using a 10.18% discount rate.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Convertible Senior Secured Notes

The Convertible Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement,” HB 3862 “Financial Instruments – Disclosure,” HB 3863 “Financial Instruments – Presentation” and EIC 164 “Convertible and Other Debt Instruments with Embedded Derivatives”. Under this guidance, the Company valued the liability component of the Convertible Notes and assigned the difference to the conversion feature. On the valuation date, the value of the liability component of the Convertible Notes was calculated to be $39,504,879. The conversion feature was valued at $495,121. Prepaid interest of $6,000,000 was applied as a reduction of the Convertible Notes. The liability component was initially estimated as approximating the value of a two-three months bond with no put or call features using a discount rate of 20.58%. The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading. At February 28, 2011, the Convertible Notes have been adjusted to their fair market value of $4,479,266 using a 10.18% discount rate.

Impairment of Long-lived Assets

A long-lived asset, which includes property and related costs and equipment, is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Asset Retirement Obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and adjusted for changes in the estimated future cash flows underlying any initial fair value measurements (an increase or decrease in asset retirement costs). At February 28, 2011 the estimated fair value of the liability for an asset retirement obligation was in amount of $4,968,236.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Stock-based Compensation

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period (see Note 17 to the Interim Consolidated Financial Statements).

CHANGES IN ACCOUNTING POLICY INCLUDING INITIAL ADOPTION

Accounting Policies to be Implemented Effective June 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

In August 2009, the CICA amended Section 1625, Comprehensive Revaluation of Assets and Liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582, Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in the Company’s fiscal year beginning on June 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before June 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

In August 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Earlier adoption is permitted.

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to the fiscal year beginning on or after June 1, 2011. As part of the conversion process, the Company has offered IFRS specific training to senior financial reporting personnel.

The Company’s approach to the conversion to IFRS includes four phases.

  Phase one, an initial general diagnostic of its accounting policies and Canadian GAAP relevant to its financial reporting requirements to determine the key differences and options with respect to acceptable accounting standards under IFRS. This phase has been completed.

  Phase two, an in depth analysis of the IFRS impact in those areas identified under phase one. This phase has been completed.

  Phase three, the implementation of the conversion process, including the completion of the opening balance sheet as at June 1, 2010 together with related discussion and notes, is currently on going and it has been estimated its completion before the end of fiscal year 2011.

  Phase four, the post implementation phase, which will include sustainable IFRS compliant financial data and processes for fiscal year 2012 and beyond.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures.

The transition may also impact business activities such as certain contractual arrangements, capital requirements and compensation arrangements.

The accounting bodies responsible for issuing Canadian and IFRS accounting standards have significant ongoing projects that could impact the Company’s financial statements as at June 1, 2011 and in subsequent years, including projects regarding financial instruments and joint venture accounting. In addition, there is an extractive industries project currently underway that will lead to more definitive guidance on the accounting for exploration and evaluation expenditures, although this is still in the discussion paper stage and may not be completed for some time. The Company is continuing to monitor the development of these projects and will assess their impact in the course of its transition process to IFRS.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, receivables, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s long term debt and obligations under capital leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 10.18% at February 28, 2011 (May 31, 2010 – 12.0%).

The amendments to Section 3862 introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At February 28, 2011, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the consolidated balance sheet at fair value are categorized as follows:

	Level 1	Level 2	Level 3
Senior secured notes	-	-	$3,525,153
Convertible senior secured notes	-	-	4,479,266

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

An analysis of these notes including related gains and losses during the nine months ended February 28, 2011 and 2010 is as follows:

	Nine months	Nine months
	ended February	ended February
	28, 2011	28, 2010
Balance at beginning of the year
Senior secured notes	$26,646,631	$29,407,502
Convertible senior secured notes	44,837,991	34,794,455
	71,484,622	64,201,957

Repayment of senior secured notes and convertible senior secured notes	(70,305,622)	(6,200,000)

Mark-to-market losses included in net income / loss of the period	6,825,419	8,727,873
Balance at end of the quarter	$8,004,419	$66,729,830

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery.

Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

During the quarter ended February 28, 2011, the Company paid $30,355,622 in principal, premium and interest on the Notes and Convertible Notes from the proceeds of a private placement offering closed on January 31, 2011.

In addition all the commitments regarding payments on principal, premium and interest on Notes and Convertible Notes have been complied in accordance with the subordination established by the Forward Gold Purchase Agreement signed with Deutsche Bank AG (see Notes 14 and 15 to the Interim Consolidated Financial Statements).

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt (Note 11), leases (Note 13), Notes (Note 14), Convertible Notes (Note 15), advances from Deutsche Bank in connection with future production of gold and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance. However, there may be additional risks unknown to Petaquilla and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

Mining operations and projects are vulnerable to supply chain disruption and Petaquilla’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Petaquilla's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, Petaquilla and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and Petaquilla has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. Petaquilla and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment who command superior bargaining power relative to Petaquilla, or Petaquilla could at times face limited supply or increased lead time in the delivery of such items. If Petaquilla experiences shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment its results of operations and its financial condition could be adversely affected.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Petaquilla faces uncertainty and risks in its exploration and project evaluation activities.

Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

  future metal and other commodity prices;

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold from the ore; and

  anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

Petaquilla undertakes revisions to its resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of Petaquilla's mining asset base. Resource restatements could negatively affect Petaquilla’s results, financial condition and prospects, as well as its reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. Petaquilla therefore faces intense competition for the acquisition of attractive mining properties.

From time to time, Petaquilla evaluates the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Petaquilla’s decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. All of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

As a result of these uncertainties, the exploration programs and acquisitions engaged in by Petaquilla may not result in the expansion or replacement of the current production with new resources or operations. Petaquilla’s operating results and financial conditions are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing resources. If Petaquilla is not able to maintain or increase its resources, its results of operations and its financial condition and prospects could be adversely affected.

Petaquilla faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Petaquilla's decision to develop a mineral property is based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

  future gold prices;

  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

  timing and cost of the construction of mining and processing facilities, which can be considerable;

  availability and cost of skilled labor, power, water and transportation facilities;

  need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

  availability of funds to finance construction and development activities.

New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, Petaquilla's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Petaquilla’s operating results and financial conditions are directly related to the success of its project developments. A failure in Petaquilla’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The Company may require additional funding in order to continue its operations.

PTQ has been producing since January 8, 2010 when achieved the commercial production at the Molejon gold property. Considering the increase in cash margin, the improvements in throughput and hydraulically capacity at the Plant with the start up of the heap leach project during the second quarter of fiscal year 2012, the risk of require additional funding in order to continue its operations has been mitigated. In addition, the net income for the three months period ended February 28, 2011 shows a positive trend in the finance and operational structure of the Company. This positive trend will allow the Company to manage its cash flow from operations to comply with operational requirements and also with the planned exploration and development programs. The 16% reduction of the debt as at February 28, 2011 compared to May 31, 2010, the improvement in liquidity and the positive operational results for the last quarter, demonstrates that this risk has been managed properly. Although this, different sources of funding, depending on the market conditions and the appetite of investors to increase their participation in Company’s business or other project, could be reasonable. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments. It will depend on the market expectations, the performance of PTQ’s production and results.

The Company has a history of losses, an accumulated deficit and there is substantial uncertainty regarding its ability to continue as a going concern.

The Company has incurred net losses to date. As at February 28, 2011, PTQ had an accumulated deficit of $157,834,729 and for the nine months ended February 28, 2011, incurred a loss of $11,077,711 from continuing operations. Continuing operations are dependent on the Company achieving profitable operations and being able to raise capital, as necessary, to meet PTQ’s obligations and repay liabilities when they come due.

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Petaquilla's level of indebtedness could adversely affect its business.

During the quarter, the Company completed a private placement offering for $32,000,000 Canadian. Net proceeds of $30,355,622 were used to pay principal, interest and premium on a significant portion of the Company’s Notes and Convertible Notes. After considering the mentioned payment, as of February 28, 2011, the Company had $6,799,453 in redemption amount of Notes and Convertible Notes outstanding.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Although this risk could affect the financial situation of PTQ, it has been managed appropriately making possible to payout all the Notes and Convertible Notes in each due date during the nine months period ended February 28, 2011. In addition, the subordination of the outstanding balances of Notes and Convertible Notes to the Forward Gold Purchase Agreement, signed with Deutsche Bank, gave to the liquidity and to the indebtedness of the Company a much better profile. During the nine months period ended February 28, 2011, the total indebtedness decreased 16% compared to May 31, 2010.

Due to new acquisitions and growth strategy of the Company, it may incur additional indebtedness in the future. A significant increase in the Company’s debt levels may have important consequences for PTQ, including, but not limited to the following:

  The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

  A significant amount of the Company’s operating cash flow is dedicated to the payment of interest on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

  Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

  The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

  PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

  Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

  The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

As we mentioned in this risk analysis, the cash and indebtedness management of the Company during the nine months period ended February 28, 2011 is creating a solid base for the growth of the Company and future projects and have a rational equity and indebtedness structure for new challenges.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Petaquilla faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

  environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

  industrial accidents;

  fires;

  labor disputes;

  mechanical breakdowns;

  electrical power interruptions;

  encountering unexpected geological formations;

  unanticipated ground conditions;

  ingresses of water;

  process water shortages;

  failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

  legal and regulatory restrictions and changes to such restrictions;

  safety-related stoppages;

  other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

Petaquilla’s revenues are primarily derived from the sale of gold. The market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond Petaquilla's control including:

  speculative positions taken by investors or traders in gold;

  changes in the demand for gold as an investment;

  changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

  changes in the supply of gold from production, disinvestment, scrap and hedging;

  financial market expectations regarding the rate of inflation;

  strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

  changes in interest rates;

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

On April 13, 2011, the afternoon fixing price of gold on the London Bullion Market was $1,457 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect Petaquilla's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, Petaquilla may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are only located in Panama, a country with a developing mining sector but with no other commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

As part of the strategy to manage this kind of country risk, the Company is looking for diversify its project portfolio. In connection with it, on April 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Iberian Resources Corp. (“Iberian”) pursuant to which the Company proposes to acquire all of the outstanding shares of Iberian (the “Proposed Transaction”).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Iberian is a private British Columbia company that owns 100% of the Lomero Poyatos mine through its wholly-owned Spanish affiliate Corporacion de Recursos Iberia S.L. Lomero Poyatos is located about 110 kilometres northeast of Seville, in the heart of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates, and soon expects to receive a small scale mining license for its Banjas concession in Portugal.

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on the Company’s various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

The Company’s directors may have conflicts of interest.

As of November 6, 2009, one of the Company’s directors, David Levy, holds a position with Platinum Management (NY) LLC, an investment advising firm to Platinum Partners Value Arbitrage Fund LP, a New York based investment fund. Platinum Partners Value Arbitrage Fund LP holds securities in the Company and a portion of PTQ’s debt. However, none of the Company’s directors are directors or officers of Platinum Partners Value Arbitrage Fund LP nor are any of the Company’s directors insiders of any other reporting company. While currently none of the Company’s directors beneficially owns a 10% or greater interest in the voting power of any other mineral resource companies, they could in the future. To the extent that these other companies may participate in ventures in which PTQ may participate, David Levy may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to PTQ. In the event that such a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Environmental protestors

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of February 28, 2011 and concluded that such disclosure controls and procedures were operating effectively at that date.

Internals control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at February 28, 2011. Based on this evaluation, as at February 28, 2011, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the nine months ended February 28, 2011.

CAUTIONARY NOTE TO USA READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior period MD & A filings, is available on SEDAR at www.sedar.com.